UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Hollysys Automation Technologies Ltd.

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

G45667105

(CUSIP Number)

Mengyun Tang

c/o Advanced Technology (Cayman)

Limited

Suite 3501, 35/F, Jardine House

1 Connaught Place, Central

Hong Kong, China

+852-2165-9000

With Copies To:

Marcia Ellis Morrison & Foerster LLP Edinburgh Tower, 33/F The Landmark, 15 Queen’s Road Central Hong Kong, China +852-2585-0888	Spencer Klein Mitchell Presser John Owen Morrison & Foerster LLP 250 West 55th Street New York, NY 10019-9601 +1-212-468-8000

November 21, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G45667105

1	Name of Reporting Persons Liang Meng
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong Special Administrative Region of People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,491,875
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,491,875
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,491,875
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 13.7%*
14	Type of Reporting Person IN

*	Based on 62,021,930 Ordinary Shares outstanding as of June 30, 2023, as provided in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on September 20, 2023.

CUSIP No. G45667105

1	Name of Reporting Persons Ascendent Capital Partners III GP Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,491,875
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,491,875
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,491,875
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 13.7%*
14	Type of Reporting Person CO

*	Based on 62,021,930 Ordinary Shares outstanding as of June 30, 2023, as provided in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on September 20, 2023.

CUSIP No. G45667105

1	Name of Reporting Persons Ascendent Capital Partners III GP, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,491,875
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,491,875
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,491,875
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 13.7%*
14	Type of Reporting Person PN

*	Based on 62,021,930 Ordinary Shares outstanding as of June 30, 2023, as provided in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on September 20, 2023.

CUSIP No. G45667105

1	Name of Reporting Persons Ascendent Capital Partners III, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,491,875
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,491,875
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,491,875
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 13.7%
14	Type of Reporting Person PN

*	Based on 62,021,930 Ordinary Shares outstanding as of June 30, 2023, as provided in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on September 20, 2023.

CUSIP No. G45667105

1	Name of Reporting Persons Advanced Technology (Cayman) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,491,875
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,491,875
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,491,875
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 13.7%*
14	Type of Reporting Person CO

*	Based on 62,021,930 Ordinary Shares outstanding as of June 30, 2023, as provided in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on September 20, 2023.

EXPLANATORY NOTE

This Amendment No. 1 (this “Schedule 13D Amendment”) to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 6, 2023 (the “Original Schedule 13D” and, as amended by this Schedule 13D Amendment, the “Schedule 13D”) is being filed by Mr. Liang Meng, Ascendent Capital Partners III GP Limited (“GPGP”), Ascendent Capital Partners III GP, L.P. (“GPLP”), Ascendent Capital Partners III, L.P. (“ACP III”) and Advanced Technology (Cayman) Limited (“Advanced Technology” and, together with Mr. Meng, GPGP, GPLP and ACP III, the “Reporting Persons”), with respect to Ordinary Shares, $0.001 par value per share (the “Ordinary Shares”), of Hollysys Automation Technologies Ltd., a company organized under the laws of the British Virgin Islands (the “Issuer”).

Other than as set forth below, all Items in the Original Schedule 13D are materially unchanged. Capitalized terms used in this Schedule 13D Amendment which are not defined herein have the meanings given to them in the Original Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is amended to include the following disclosure at the end of the Item:

On November 21, 2023, Advanced Technology entered into a confidentiality agreement with the Issuer, which includes a standstill provision, pursuant to which Advanced Technology and its affiliates (including the other Reporting Persons) may not, among other restrictions, acquire, publicly commence any tender offer or exchange offer to acquire or enter into any legally binding agreement to acquire or giving such person the right to acquire (i) 15% or more of the total outstanding voting securities of the Issuer or one or more of its subsidiaries collectively holding 15% or more of the assets of the Issuer and its subsidiaries (on a consolidated basis) or (ii) 15% or more of the assets of the Issuer and its subsidiaries (on a consolidated basis).

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 6 of the Original Schedule 13D is hereby amended and restated in its entirety by the following:

The information set forth in Item 4 of this Schedule 13D Amendment is incorporated by reference in its entirety into Item 6 of the Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 24, 2023

Liang Meng

/s/ Liang Meng

Ascendent Capital Partners III GP Limited

By:	/s/ Liang Meng
Name:	Liang Meng
Title:	Director

Ascendent Capital Partners III GP, L.P.
By: Ascendent Capital Partners III GP Limited, its General Partner

By:	/s/ Liang Meng
Name:	Liang Meng
Title:	Director

Ascendent Capital Partners III, L.P.
By: Ascendent Capital Partners III GP, L.P., its General Partner
By: Ascendent Capital Partners III GP Limited, its General Partner

By:	/s/ Liang Meng
Name:	Liang Meng
Title:	Director

Advanced Technology (Cayman) Limited

By:	/s/ Liang Meng
Name:	Liang Meng
Title:	Director